Exhibit (a)(l)(E)

VOLUNTARY PUBLIC TENDER OFFER TO PURCHASE PREFERRED SHARES ISSUED BY

TELE NORTE LESTE PARTICIPAÇÕES S.A.
A Publicly Traded Company
CNPJ/MF No. 02.558.134/0001-58
ISIN Code BRTNLPACNPR0

TELEMAR NORTE LESTE S.A.
A Publicly Traded Company
CNPJ/MF No. 33.000.118/0001-79
ISIN Code BRTMARACNPA7

FOR THE ACCOUNT AND TO THE ORDER OF

TELEMAR PARTICIPAÇÕES S.A.
A Publicly Traded Company
CNPJ/MF 02.107.946/0001-87
(Offeror)

UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. (“UBS Pactual” or “Intermediary Institution”), for the account and to the order of Telemar Participações S.A. (“TmarPart” or “Offeror”), hereby submits to the holders of preferred shares (“PN Shares” or “TNLP4”) issued by Tele Norte Leste Participações S.A. (“Tele Norte Leste” or “TNLP”) and of class A preferred shares (“PNA Shares” or “TMAR5”) issued by Telemar Norte Leste S.A. (“Telemar Norte Leste” or “TMAR” and, collectively with Tele Norte Leste, the “Companies”) the present voluntary public tender offers (individually, the “Offer”, and collectively, the “Offers”), according to the procedures established by Instruction 361/2002, issued by the Brazilian Securities Commission (“CVM Instruction 361/02”), pursuant to the following terms and conditions:

1.	Voluntary Offers

1.1  Background of Offers and Approvals. On April 10, 2007, the Offeror disclosed a statement of material fact announcing to the market that the general conditions of the Offers would be submitted to the signatories of the Offeror shareholders’ agreement, at a previous meeting, and to its Board of Directors. On April 17, 2007, a new statement of material fact was disclosed by the Offeror informing that such shareholders resolved, at a preliminary meeting held on the same date thereof, to instruct the members of the Board of Directors of the Offeror indicated thereby to vote favorably to the proposals for implementation of the Offers at the Board meeting scheduled to be held on April 20, 2007. Another statement of material fact, published on April 20, 2007, finally announced the approval to the general conditions for implementation of the Offers hereunder by the Board of Directors of the Offeror, which authorized the Executive Officers of TmarPart to take all the procedures required for implementation thereof.

1.1.1.  The Offers under this Notice need not be registered with CVM. The Offers must observe, to the extent applicable, the general procedure established in articles 4 to 8 and 10 to 12 of CVM Instruction 361/02, as determined by article 2, paragraph 2 of CVM Instruction 361/02.

1.2  Validity. The Offers shall remain valid for a period of 34 days as from this date, beginning on June 20, 2007 and ending on July 24, 2007, on which date the auctions to purchase the PN Shares of Tele Norte Leste (“Tele Norte Leste Auction”) and the PNA Shares of Telemar Norte Leste (“Telemar Norte Leste Auction”, and collectively, “Auctions”) shall be carried out.

1.3.  Shares subject to the Offers. The Intermediary Institution, acting for the account and to the order of the Offeror, agrees to acquire, subject to the conditions set forth in item 1.3.2 and in Section 2 below, within the scope of each of the Offers:

(i)	up to 100% of the outstanding PN Shares of Tele Norte Leste in the market as of the date of the Tele Norte Leste Auction, totaling on April 30th, 2007, the amount of 254,747,800 PN Shares, representing 66.667% of the total capital of the company; and

(ii)	up to 100% of the outstanding PNA Shares of Telemar Norte Leste in the market as of the date of the Telemar Norte Leste Auction, totaling on April 30th, 2007, the amount of 39,190,701 PNA Shares, representing 16.424% of the total capital of the company.

1.3.1.  The Intermediary Institution, acting for the account and to the order of the Offeror, shall acquire, under the Offer for purchase of PNA Shares of Telemar Norte Leste:

(i)	all of the outstanding PNA Shares of Telemar Norte Leste that have tendered in the Offer, if holders of more than 2/3 of the outstanding PNA Shares of Telemar Norte Leste (corresponding on the date hereof to a total of 26,127,134 PNA Shares, which number is determined according to article 37 of CVM Instruction 361/02), accept the Offer;

(ii)	1/3 of the outstanding PNA Shares of Telemar Norte Leste, if holders of more than 1/3 and less than 2/3 of the outstanding PNA Shares of Telemar Norte Leste (corresponding on the date hereof to a total of 13,063,567 PNA Shares, which number is determined according to article 37 of CVM Instruction 361/02), accept the Offer, proceeding to the proration among the shareholders accepting the Offer;

(iii)	all of the outstanding PNA Shares of Telemar Norte Leste that have tendered in the Offer, if holders of less than 1/3 of the outstanding PNA Shares of Telemar Norte Leste (corresponding on this date to a total of 13,063,567 PNA Shares, which number is determined according to article 37 of CVM Instruction 361/02), accept the Offer.

1.3.2.  The Offer to purchase the PN Shares of Tele Norte Leste is conditioned upon the valid acquisition by the Offeror of at least 2/3 of the outstanding PN Shares of Tele Norte Leste (which correspond on this date to a total of 169,831,867 PN Shares, as determined according with the criteria set forth in article 37 of CVM Instruction 361/02). If such limit is not reached, the Offer to purchase the PN Shares of Tele Norte Leste shall be cancelled.

1.3.3.  By disposing of the PN Shares and the PNA Shares under the terms of the Offers, the accepting shareholders will be automatically representing that the PN Shares and the PNA Shares are free and clear of any liens, security interest, usufruct or other types of encumbrance that may prevent the immediate exercise by the Offeror of the full ownership conferred by the title to the PN Shares and the PNA Shares, and that the PN Shares and PNA Shares meet the requirements for the trading of shares set forth under the São Paulo Stock Exchange Regulations (“BOVESPA”).

1.3.4.  Should the Companies declare dividends or interest on capital during the period starting from the date of publication of this Notice up to the date of actual transfer to the Offeror of the PN Shares and the PNA Shares tendered in the Auctions, the payments of such dividends and/or interest on capital shall be made to the Company’s shareholders registered as owners or beneficiaries of the PN Shares and the PNA Shares on the dates such declarations were made.

1.4.  Price of the Offers. The chart below shows the purchase prices (“Purchase Prices”) at which the Offeror intends to acquire each of the respective PN Shares and the PNA Shares, pursuant to the terms of this Notice:

Company	Tele Norte Leste	Telemar Norte Leste

Type of Share	PN (TNLP4)	PNA (TMAR5)
Price per Share (R$)	35.09	52.39

1.4.1.  The Purchase Prices were calculated considering the addition of a premium of 25% on the weighted average of the closing prices on BOVESPA for the PN Shares and the PNA Shares in the last 30 trading sessions immediately prior to April 10, 2007, the date of announcement of the statement of material fact that informed the market of the general conditions of the Offers.

1.4.2.  The Purchase Prices shall be paid in cash to the shareholders accepting the Offers, in Brazilian currency, on the date of the financial settlement of the Auctions (as indicated in item 5.3 below). The Purchase Prices shall be updated, pro rata temporis, by the monthly Reference Rate — TR, as from April 10, 2007 up to the financial settlement of the Auctions. If the Reference Rate — TR is discontinued or not disclosed for over 30 days, then its replacing index shall apply. In the absence of such an index, the average of the Reference Rate — TR disclosed in the last 12 months shall be applied.

1.4.3.  Information to BOVESPA. The Intermediary Institution shall inform BOVESPA of the Purchase Prices for the PN Shares and the PNA Shares as adjusted until the date of financial settlement of the Auctions, by means of a written notice, as soon as the monthly Reference Rate — TR for the period mentioned in item 1.4.2 above becomes available.

1.5.  Valuation Report. The Company released on the date hereof the Valuation Report (as defined in item 6.1), which is available for consultation at the addresses listed on item 11.6 below.

1.6.  Consequence of accepting the Offers. Upon accepting the Offers, the Companies’ shareholders agree to sell their PN Shares and the PNA Shares in accordance with the terms and conditions set out in this Notice, including all the rights inherent to the PN Shares and the PNA Shares.

2.	Offer Conditions

2.1  Conditions to the Offers. Notwithstanding the provisions in items 1.3.2 above and 2.1.1 below, each of the Offers is individually conditioned to the nonoccurrence of any of the events listed below, until 9:00 a.m. (Brasília time) of the business day immediately preceding the Auctions Date, except in the event of express waiver of such condition by the Offeror, as expressly set forth under item 2.2 below:

(i)	a change in the business, conditions, income, operations or share ownership of any of the Offeror, the Companies or their direct or indirect subsidiaries, that have, or may reasonably be expected to have, a materially adverse effect with respect to the Offeror, the Companies or their direct or indirect subsidiaries, or having the Offeror, become aware of any circumstances that have, or may reasonably be expected to have, a material adverse effect with respect to either the value of the Offeror, the Companies or any of its direct or indirect subsidiaries or the value of the PN Shares, PNA Shares or ADRs (as defined in item (ii) below) of the Companies, as a result of any of the following events:

•	the issuance, by any governmental body of the Executive, Legislative or Judiciary of Brazil or the United States of America, of any act that:

(a)	questions, restricts or limits the Offeror’s capacity to carry out the Offer, to hold shares of any of the Companies, to acquire additional shares of the Companies, or to exercise the rights inherent thereof or to receive distributions thereunder;

(b)	terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of any of the Companies or their direct and indirect subsidiaries;

(c)	expropriates, confiscates or limits the free disposal of the assets of the Companies or any of their direct and indirect subsidiaries;

(d)	reduces tariffs or rates for services charged by the Companies or any of their direct and indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden the Companies or their direct and indirect subsidiaries;

(e)	suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

•	the occurrence of war or grave civil or political unrest inside or outside of Brazil;

•	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or any other external factor that causes significant damage to:

(a)	the infrastructure, the communication systems or the rendering of public services in the states in which the Companies or any of their direct and indirect subsidiaries provide services or in other relevant areas of Brazil; or

(b)	the assets of any of the Companies and their direct and indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

(ii)	a general suspension of, or a limitation in the trading of, securities in general, including shares or American Depositary Receipts (“ADRs”) issued by any of the Companies, at BOVESPA or at the New York Stock Exchange, for more than 24 hours;

(iii)	a decrease of 20% or more of the closing price on the BOVESPA of TNL’s common shares (TNLP3) since April 10, 2007, the date of the statement of material fact announcing the Offers, which value was R$66.318;

(iv)	the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates, that adversely affects or impedes the consummation of the Offers by the Offeror; or

(vi)	the making of comments by the United States Securities and Exchange Commission (“SEC”) as to the materials filed in the United States of America in connection with the Offers, that adversely affect or impend the consummation of the Offers by the Offeror.

2.1.1  If the borrowings in connection with the financing of the Offers would create an event of default under either or both of the Offeror’s sixth and seventh series of debentures, such debentures shall be redeemed by the Offeror as a condition of the Offers.

2.2  Occurrence of Conditions. If, at any time on or after the date of publication of this Notice and on or before 9:00 a.m. (Brasília time) of the business day immediately preceding the Auctions Date any of the events mentioned in item 2.1 above shall have occurred, the Offeror will publish a statement of material fact clarifying whether it will continue the Offers (in case the Offeror has waived the condition) or whether the Offers will be cancelled, thus ceasing to be effective.

2.3  Waiver. The Offeror, at its sole discretion and upon agreement by the Intermediary Institution, shall waive any of the conditions established above, in which event the Offers shall maintain their validity and effectiveness, even though the respective waived condition(s) have not taken place. Any and all waivers of the conditions established above shall be expressly disclosed by the Offeror, by means of a statement of material fact, pursuant to the terms of item 2.2 above.

2.4  Irrevocability of the Offers. Subject to the conditions established herein, each of the Offers is irreversible and irrevocable as of the date of publication of this Notice until the beginning of the relevant Auction, provided however that in the occurrence of any conditions set forth in item 2.1 above, the Offeror may modify or terminate such Offer, and shall publish a statement of material fact clarifying whether it will continue the Offer, and describing the terms and conditions to that end, or whether such Offer will be cancelled.

3.	The Auctions

3.1.  Date and Times of the Auctions. The Auctions shall take place on July 24, 2007, by means of BOVESPA’s MEGABOLSA trading system (“Auction Date”). The Tele Norte Leste Auction shall be held on 1:00 p.m. (Brasília time) and the Telemar Norte Leste Auction shall be held on 1:15 p.m. (Brasília time) on the Auction Date.

3.2.  Acceptance Procedures. Until 12:00 p.m. (Brasília time) on the Auction Date, the Brokerage Companies (as defined in item 4.1 below) that have met the eligibility requirements set forth in Section 4 of this Notice shall record in the BOVESPA’s MEGABOLSA trading system the sale orders specifying the number of PN Shares and PNA Shares to be sold in the relevant Auctions. For purposes of recording in the MEGABOLSA trading system, we provide below a chart describing the trading code for the PN Shares and the PNA Shares:

Company	Tele Norte Leste	Telemar Norte Leste

Type of Share	PN	PNA
Trading Code	TNLP4L	TMAR5L

3.3.  Third Party Competing Offers. Any third party may place a competing purchase bid for the acquisition of all of the PN Shares and the PNA Shares offered, respectively, by Tele Norte Leste and Telemar Norte Leste, provided that the competing bid amount is at least 5% higher than the initial Purchase Price of the Offer to which it competes and is filed with BOVESPA no later than 5:00 p.m. (Brasília time) of the business day immediately preceding the Auction Date.

3.4.  Price Variation. Procedures shall be adopted at the Auctions, which assure to the Offeror the right to raise the Purchase Prices during the Auctions, the new price being extended to all shareholders that have accepted the previous bids.

3.5.  Costs, brokerage commissions, and fees. All the costs, brokerage commissions and fees relating to the sale of the PN Shares and the PNA Shares shall be borne by the relevant selling shareholders and those relating to the purchase shall be borne by the Offeror. Expenses incurred with the execution of the Auctions, such as brokerage commissions, fees and charges imposed by BOVESPA and/or by the Brazilian Settlement and Custoday Company (“Company Brasileira de Liquidação e Custódia” or “CBLC”) shall comply with the provisions in force at the time the Auctions are held and with other legal provisions in effect.

3.6.  Offeror’s Representative. UBS Pactual shall be the Offeror’s representative at the Auctions.

4.	Qualification

4.1.  Registration. Shareholders wishing to qualify for the Auctions shall, until 6:00 p.m. of the business day immediately preceding the Auction Date, become eligible to that effect by registering with UBS Pactual or any other brokerage company that is authorized to trade in BOVESPA (each of them “Brokerage Company”, and collectively, “Brokerage Companies”) the number of PN Shares and PNA Shares they intend to sell at the Auctions.

4.1.1.  Documents required for registration. In order to qualify pursuant to item 4.1 above, shareholders that are not already registered with a Brokerage Company must qualify through a Brokerage Company directly or through a duly appointed attorney-in-fact, and furnish a certified copy of the following documents/information to the relevant Brokerage Company:

(i)	Individual Shareholder: Identity card (RG), proof of enrollment with the Individual Taxpayer’s Register (CPF) and proof of residence. The representatives of estates, minors and disabled persons, as well as the attorneys-in-fact of the Companies’ shareholders shall also provide original or certified copies of the documentation granting representation powers and certified copies of the identity card and CPF card;

(ii)	Corporate Shareholder: Restated bylaws or articles of association, proof of enrollment with the National Register of Legal Entities (CNPJ), corporate documents granting representation powers and certified copies of the CPF card, the identity document and the proof of residence of its representatives. Investors residing abroad may be required to submit other representation documents.

4.1.2.  Additional documents to qualification of managed portfolio investments under Resolution No. 2689 of the National Monetary Council (“CMN”). A shareholder that has invested in PN Shares of Tele Norte Leste and in PNA Shares of Telemar Norte Leste through the mechanism established by Resolution No. 2689 of the CMN (“Investor through Resolution 2689”), in addition to the documents described in item 4.1.1 (i) and (ii) above, as the case may be, shall also provide to the relevant Brokerage Company, prior to the Auction Date, a document attesting its registration number with the CVM and the Central Bank of Brazil (“BACEN”) (in the latter case, the so-called RDE-Portfolio number). If such Investor through Resolution 2689 is a foreign individual, he/she must also provide a certified copy of the Individual Taxpayers’ Register (CPF) card.

4.2.  Shares held in custody by Banco do Brasil S.A. Shareholders of PN Shares and PNA Shares held in custody by Banco do Brasil S.A. shall be responsible for and timely take action to transfer such shares to the custody of CBLC.

4.3.  Compliance with deadlines. Each shareholder shall be responsible to take the appropriate measures to transfer the PN Shares and the PNA Shares to the custody of CBLC on a timely basis so as to allow it to be eligible to participate in the relevant Auction.

4.4.  Acceptance of the Offers. Final acceptance of the Offers by each shareholder shall occur until the beginning of each of the Auctions through the relevant Brokerage Company. The shareholder shall previously inform any waiver regarding any of such Offers before such time, through the relevant Brokerage Company. Acceptance of the respective Offer and the firm sale offer for the PN Shares and the PNA Shares shall be irrevocable and irreversible as from the aforesaid time.

4.5.  Qualification of the Holders of ADRs. No separate offer shall be made in the United States of America for the acquisition of ADRs.

4.5.1.  Procedures. The holders of ADRs represented by PN Shares of Tele Norte Leste that wish to tender in the Offer may become eligible to participate in the Tele Norte Leste Auction either by means of the The Bank of New York, acting in the capacity of receiving agent (“Receiving Agent”), or directly, in which case they must first withdraw from the ADR program by surrendering their ADSs and receive the underlying PN Shares so that they will be able to offer their PN Shares for sale in the Tele Norte Leste Auction.

4.5.2.  Direct Participation. The holders of ADRs that wish to participate directly in the Tele Norte Leste Auction must first obtain the underlying PN Shares by surrendering the ADR and withdrawing from the ADR program and convert themselves into Investors through Resolution 2689, and under such modality, they shall offer such PN Shares directly for sale in the Tele Norte Leste Auction. To that end, such investors shall comply with the procedures described in items 4.1 to 4.4 above.

4.5.3.  Participation through the Receiving Agent. The holders of ADRs that wish to participate in the Tele Norte Leste Auction through the Receiving Agent shall send instructions to the Receiving Agent (as described in item 4.5.3.2 below) and the Receiving Agent will then, within the assigned time, contact the relevant Brokerage Company to tender the underlying PN Shares in the Tele Norte Leste Auction and those ADRs will be cancelled so that the underlying shares may be tendered.

4.5.3.1.  Beneficiaries. Only the registered holder (the “Registered Holder”) of ADRs can provide such ADRs along with a completed and signed Letter of Transmittal to the Receiving Agent for the purpose of tendering the underlying PN Shares at the Tele Norte Leste Auction. The ADR beneficial holder that wishes to participate in the Offer for purchase of the PN Shares of Tele Norte Leste shall instruct their bank, broker or other financial institution to tender the ADRs to the Receiving Agent via DTC. If a beneficial holder authorizes the sale of its ADRs, then all of its ADRs shall be offered for sale in the Tele Norte Leste Auction, unless otherwise specified in the instruction to their bank, broker or other financial institution. The instruction form shall be forwarded to the beneficial holder sufficiently in advance of the Auction Date, so as to allow the beneficial holder to transmit the ADR sale order to their bank, broker or other financial institution holding on behalf of the beneficial holder in due time for it to become eligible to participate in the Tele Norte Leste Auction, as provided for in item 4.5.3.2 below.

4.5.3.2.  Deadline for submission of instructions. The Registered Holder of ADRs shall send their Letter of Transmittal together with the certificates evidencing the ownership of the ADRs and any other relevant documents to the Receiving Agent in a timely manner prior to the expiration.

4.5.3.3.  Additional Information. Any additional information regarding the procedures, fees and requirements for the sale of PN Shares represented by ADRs, according to the terms of this Notice, may be directed to: The Bank of New York — Tender and Exchange Department — 101 Barclay Street, Receive and Deliver Window, Street Floor, New York, NY10286 — Telephone 1-800-507-9357.

5.	Financial Settlement of the Auctions

5.1.  Financial Settlement. The financial settlement of the Auctions shall be carried out in accordance with the CBLC rules, within 3 business days after the Auction Date, through the gross settlement module. CBLC shall not act as a central counterpart guaranteeing the financial settlement of the Auctions.

5.1.1.  CBLC shall act as facilitator of the financial settlement of the Auctions, and it shall be responsible for (i) receiving the PN Shares and/or PNA Shares to be offered within the scope of the Offers and subsequently conveying them to the Offeror, in case they are actually sold, and (ii) receiving the Offeror funds and transferring them to the Companies’ shareholders that sell their PN Shares and/or PNA Shares under the terms of the Offers.

5.2  Guarantee: Pursuant to the terms of the intermediation agreement executed between the Intermediary Institution and the Offeror, the Intermediary Institution shall guarantee the financial settlement of the Auctions, pursuant to the terms of article 7, paragraph 4, of CVM Instruction 361/02, including during the 3-month period referred to in item 10.2 of this Notice.

5.3.  Shareholders that fail to submit the eligibility documents requested. The shareholder that fails to deliver in due course all the documents required to qualify for the Auctions or fails to transfer the PN Shares or the PNA Shares to the custody of CBLC, according to the provisions of this Notice, will not be eligible to take part of the Auctions.

5.4.  BOVESPA and CBLC Regulations. The shareholders wishing to adhere to any of the Offers, selling their PN Shares and/or the PNA Shares in the relevant Auction, shall comply with the requisites established under BOVESPA and CBLC regulations.

6.	Valuation Report and price reference

6.1.  Valuation Report. The Offeror has retained N M Rothschild & Sons (Brasil) Ltda. (“Appraiser”) to prepare the valuation report (“Valuation Report”). The Valuation Report, which is dated May 25th, 2007, contains the calculation of the value of the shares of Tele Norte Leste and of Telemar Norte Leste, according to the following methodologies:

(i)	Weighted average price. The table below describes the weighted average price determined for the Companies’ shares traded at BOVESPA (i) in the period of 12 months preceding the date of publication of the statement of material fact with the general conditions of the Offers (“period 1”), and (ii) in the period comprised between the date of publication of such statement of material fact and the date of the Valuation Report, that is, between April 10th, 2007 and May 25th, 2007 (“period 2”), specifying the prices for the shares per type and class:

	Tele Norte Leste		Telemar Norte Leste
Company	(TNLP)		(TMAR)
Type of Share	PN	ON	PNA	PNB	ON

Average price in period 1 (R$)	30.34	63.16	45.55	41.13	91.11
Average price in period 2 (R$)	35.10	66.76	49.20	46.73	102.29

(ii)	Net equity value per share. The table below describes the net equity value of each share of the Companies, ascertained according to the latest periodic information provided by the Companies to CVM on March 31st , 2007:

	Tele Norte Leste	Telemar Norte Leste
Company	(TNLP)	(TMAR)

Value per Share (R$)	25.14	51.81

(iii)	Economic Value. The table below describes the economic value per share of the Companies, calculated according to the comparable transaction multiples methodology, corresponding as of April 10th , 2007, to the amounts described below:

	Tele Norte Leste	Telemar Norte Leste
Company	(TNLP)	(TMAR)

Value per Share (R$)	33.61 - 36.41	50.29 - 54.48

6.2  Declaration. As determined under article 8 of CVM Instruction 361/02, the Appraiser expressly declares that:

(i)	it does not own shares issued by the Companies;

(ii)	none of its controlling companies, persons related thereto or under their discretionary management hold any shares issued by the Companies;

(iii)	there are no conflicts of interest that could restrict the independence required to perform their duties under the Offers;

(iv)	the cost to prepare the Valuation Report amounted to five hundred thousand United States dollars (US$500,000.00), which was fully borne by the Offeror.

7.	Information on Telemar Norte Leste

7.1  Principal place of business, jurisdiction and corporate purpose. The principal place of business of Telemar Norte Leste is located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Polidoro, 99, Botafogo. The corporate purpose of Telemar Norte Leste comprises the commercial exploration of telecommunications services and activities required or useful for the performance of these services, in line with the licenses, authorizations and permits granted thereto. When achieving its corporate purpose, the Company may incorporate into its assets third-party properties and rights, as well as: (i) participate in the capital of other companies, seeking compliance with the national telecommunications policy; (ii) organize wholly-owned subsidiaries for the performance of activities included in its object and which are recommended to be decentralized; (iii) promote the import of such goods and services as may be required for the execution of activities included in its corporate purpose; (iv) provide technical assistance services to telecommunications companies, executing common interest activities; (v) carry out studies and researches aimed at developing the telecommunications sector; (vi) enter into, upon approval by the Board of Directors, agreements and conventions with other companies that commercially explore telecommunications services or any persons or entities seeking to assure the operation of the services, without prejudice to its duties and responsibilities; and (vii) carry out other similar or related activities that are assigned thereto at the general meeting.

7.2.  Stock Capital. The stock capital of Telemar Norte Leste as of April 30th, 2007 is R$7,425,505,769.63, of which R$7,418,989,192.97 have been fully paid in, divided into 241,668,233 shares, of which 107,186,966 are common shares, 133,369,373 are class A preferred shares, and 1,111,894 are class B preferred shares, all registered and without par value.

7.3  Shareholding Composition. The shareholding composition of Telemar Norte Leste, as of December 31st, 2006, was the following:

		% of		% of		% of
	ON	ON	PNA	PNA	PNB	PNB	Total of	%
Shareholders	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Total
	(thousand)		(thousand)		(thousand)		(thousand)

Tele Norte Leste	104,228	97.24	91,250	68.42	—	0	195,478	80.89
Treasury Shares	124	0.12	2,929	2.20	1	0.09	3,054	1.26
Others	2,835	2.64	39,190	29.38	1,111	99.91	43,136	17.85

Total	107,187	100.00	134,481	100.00	1,112	100.00	241,668	100.00

7.4  Financial and economic indicators. The economic and financial indicators of Telemar Norte Leste, consolidated (R$ thousand), are as follows:

				1st Trim/
Index	2004	2005	2006	2007

Total Assets	24,877,966	24,687,806	26,416,637	26,509,880
Current Liabilities	6,535,899	6,571,278	5,629,719	5,523,707
Long-Term Passive Current Liabilities	8,202,694	7,334,893	8,845,250	8,611,274
Stockholders’ Equity	10,109,395	10,760,385	11,928,767	12,363,611
Paid-in Capital	7,114,348	7,114,348	7,418,989	7,418,989
Net Operating Income	15,614,036	16,764,377	16,871,834	4,305,346
Operational Result	1,408,143	2,041,239	1,841,609	655,962
Profits (Loss) of the Period	917,132	1,716,934	1,614,526	436,604
Profits (Loss) of the Period / Stockholders’ Equity (%)	9.1%	16.0%	13.5%	3.5%
Long-Term Current Liabilities / Stockholders’ Equity (%)	81.1%	68.2%	74.2%	69.7%

7.5  Evolution of trading of shares of Telemar Norte Leste. The tables below show the evolution of the trading of the shares of Telemar Norte Leste at BOVESPA over the last 12 months:

(i)	PNA Shares (code TMAR5):

		Number of	Negotiated
		Business	Amount	Total Financial
Month	Average Rate	Operations	(shares)	Results (R$)

jun/06	41.43	6,148	4,655,600	201,435,127.00
jul/06	41.05	5,479	3,766,800	159,003,406.00
aug/06	43.65	7,993	5,723,700	254,985,870.00
sep/06	42.57	5,074	3,325,600	142,606,152.00
oct/06	48.38	4,929	2,869,200	138,396,111.00
nov/06	49.48	5,047	2,893,900	142,724,646.00
dec/06	49.88	5,640	3,695,900	184,419,990.00
jan/07	44.69	6,726	3.940.900	176,109,675.00
feb/07	42.88	8,482	4,022,400	171,078,498.00
mar/07	41.71	8,104	4,561,900	189,043,852.00
apr/07	47.46	6,906	6,203,000	297,249,785.00
may/07	48.85	6,784	8,178,700	405,311,515.00
jun/07 (up to June 14)	50.20	3,014	1,657,800	84,072,302.00

*	Prices adjusted by profits’ distributions. Source: Economatica

(ii)	Class “B” preferred shares (code TMAR6):

		Number of	Negotiated
		Business	Amount	Total Financial
Month	Average Rate	Operations	(shares)	Results (R$)

jun/06	38.47	19	2,300	92,905.00
jul/06	38.73	26	3,500	140,875.00
aug/06	41,00	20	3,600	152,340.00
sep/06	39.35	16	4,500	181,238.00
oct/06	45.32	7	800	37,091.00
nov/06	45.77	4	2,200	103,473.00
dec/06	46.51	6	800	37,953.00
jan/07	44.93	15	1,800	76,314.00
feb/07	40.35	14	2.600	105,223.00
mar/07	39.55	15	5,300	217,705.00
apr/07	44.51	8	1,300	59,161.00
may/07	47.62	22	2,900	138,861.00

jun/07 (up to June 14)	49.79	3	400	19,939.00

*	Prices adjusted by profits’ distributions. Source: Economatica

(iii)	Common shares (code TMAR3):

		Number of	Negotiated
		Business	Amount	Total Financial
Month	Average Rate	Operations	(shares)	Results (R$)

jun/06	86.53	46	9,500	850,536.00
jul/06	87.44	34	15,300	1,356,756.00
aug/06	94.97	58	20,500	1,850,148.00
sep/06	89.02	36	20,700	1,921,460.00
oct/06	95.86	111	650,500	58,912,255.00
nov/06	98.15	42	13,800	1,361,222.00
dec/06	94.10	140	100,400	8,450,697.00
jan/07	83.20	92	63,500	5,290,633.00
feb/07	85.58	49	23,100	1,965,588.00
mar/07	88.41	88	73,500	6,391,463.00
apr/07	99.00	44	13,500	1,305,767.00
may/07	103.34	46	23,200	2,353,714.00
jun/07 (up to June 14)	111.83	23	9,200	1,022,343.00

*	Prices adjusted by profits’ distributions. Source: Economatica

7.6  Additional information on the shares of Telemar Norte Leste. Each common share of Telemar Norte Leste confers on its holder the right to one vote in the Company’s resolutions. Class A preferred shares are assured: (i) the right to dividends 10% higher than the dividends distributed to common shares, as well as (ii) priority in the capital reimbursement, without premium, in the event of the Company’s liquidation as regards the common shares, with due regard for the priority in the reimbursement of class B preferred shares. Class B preferred shares are assured: (i) priority to receive fixed, non-cumulative dividends of 10% per year, calculated over the amount resulting from dividing the capital by the total number of shares of the Company, as well as (ii) priority in the capital reimbursement, without premium, in the event of the Company’s liquidation as regards the class A preferred shares and the common shares. The preferred shares may be redeemed at any time by resolution of the general meeting.

8.	Information on Tele Norte Leste

8.1  Principal place of business, jurisdiction and corporate purpose. The principal place of business of Tele Norte Leste is located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, 425, Leblon. The purpose of Tele Norte Leste is: (i) to control the fixed telephone public utility concessionaries in Region I mentioned in the General Granting Plan approved by Decree No. 2534/1998; (ii) to promote, through controlled or affiliated companies, the expansion and implementation of fixed telephone services, in the respective concession area; (iii) to promote, carry out or provide advice on the raising of funds at both domestic and foreign sources, which are to be applied by the Company or its controlled companies; (iv) to promote and foster activities involving studies and researches seeking the development of the fixed telephone sector; (v) to execute, through controlled or affiliated companies, specialized technical services related to the fixed telephone area, (vi) to promote, foster and coordinate, through its controlled or affiliated companies, the formation and training of personnel required for the fixed telephone sector; (vii) to make and promote imports of goods and services to or through its controlled and/or affiliated companies; (viii) to perform other activities that are similar or related to its corporate purpose; and (ix) to participate in the capital of other companies.

8.2  Stock capital. The stock capital of Tele Norte Leste as of April 30th, 2007, fully subscribed for and paid in, is R$4,688,730,783.63, divided into 391,835,195 shares, of which 130,611,732 are common shares and 261,223,463 are preferred shares, all registered and without par value.

8.3 Composition of shareholders. The composition of shareholders of Tele Norte Leste, as of December 31st, 2006, was the following:

		% of		% of
	Common	Common	Preferred	Preferred	Total of	%
Shareholders	Shares	Shares	Shares	Shares	Sharess	Total
	(thousand)		(thousand)		(thousand)

Telemar Participações S.A.	68,504	52.45	0	0.00	68,504	17.48
The Bank of New York ADR Department	0	0.0	138,463	53.01	138,463	35.34
Morgan Stanley Uruguay Ltda.	0	0.00	13,137	5.03	13,137	3.35
Capital Research and Management Company	0	0.00	14,898	5.70	14,898	3.80
Banco do Brasil’s Pension Fund	6,755	5.17	0	0.00	6,755	1.72
Treasury Shares	3,238	2.48	6,476	2.48	9,714	2.48
Others	52,115	39.90	88,249	33.78	140,364	35.83

Total	130,612	100.00	261,223	100.00	391,835	100.00

8.4  Financial and economic indicators. The economic and financial indicators of Tele Norte Leste, consolidated (R$ thousand), are as follows:

				1[o] Trim/
Index	2004	2005	2006	2007

Total Assets	29,312,544	27,160,852	27,590,132	27,464,147
Current Liabilities	7,988,911	8,511,930	5,885,705	5,753,147
Long-Term Passivo Current Liabilities	11,470,280	8,703,704	10,576,372	10,163,226
Stockholders’ Equity	7,963,297	7,978,706	8,959,490	9,302,211
Paid-in Capital	4,812,019	4,688,731	4,688,731	4,688,731
Net Operating Income	15,841,710	16,747,394	16,871,834	4,305,345
Operational Result	1,506,663	1,852,224	1,828,595	628,359
Profits (Loss) of the Period	751,037	1,114,113	1,309,955	342,721
Profits (Loss) of the Period/Stockholders’ Equity (%)	9.4%	14.0%	14.6%	3.7%
Long-Term Current Liabilities/Stockholders’ Equity (%)	144.0%	109.1%	118.0%	109.3%

8.5  Evolution of trading of shares of Tele Norte Leste. The tables below show the evolution of the trading of the shares of Tele Norte Leste at BOVESPA over the last 12 months:

(i)	PN Shares (code TNLP4):

		Number of	Negotiated
		Business	Amount	Total Financial
Month	Average Rate	Operations	(shares)	Results (R$)

jun/06	27.60	26,669	38,960,000	1,110,615,940.00
jul/06	27.06	22,151	29,372,600	817,167,120.00
aug/06	28.27	34,465	54,890,300	1,619,632,990.00
sep/06	27.46	27,129	37,339,100	1,049,346,890.00
oct/06	30.77	26,899	39,654,900	1,250,146,260.00
nov/06	31.96	19,026	27,573,100	905,286,470.00
dec/06	31.38	19,630	35,939,800	1,163,018,700.00
jan/07	28.81	21,955	31,997,000	924,263,910.00
feb/07	28.36	25,997	35,779.900	1,013,960,060.00
mar/07	27.86	26,487	36,024,500	1,005,105,320.00
apr/07	32.79	32,301	50,189,200	1,655,317,800.00
may/07	34.84	45,191	67,811,600	2,314,330,588.00
jun/07 (up to june 14)	35.65	10,559	17,588,100	624,006,080.00

*	Prices adjusted by profits’ distributions. Source: Economatica

(ii)	Common shares (code TNLP3):

		Number of	Negotiated
		Business	Amount	Total Financial
Month	Average Rate	Operations	(shares)	Results (R$)

jun/06	58.13	12,622	11,259,600	666,842,324.00
jul/06	56.76	8,672	7,497,800	433,743,628.00
aug/06	61.69	18,140	19,106,000	1,185,379,446.00
sep/06	59.99	13,445	13,199,100	817,472,828.00
oct/06	65.73	11,284	10,590,200	705,789,290.00
nov/06	67.97	11,488	9,948,500	686,376,680.00
dec/06	63.80	15,798	15,160,200	934,419,940.00
jan/07	55.28	9,700	11,700,900	640,365,480.00
feb/07	55.12	9,416	9,158,100	501,659,900.00
mar/07	57.56	9,981	10,169,600	586,460,554.00
apr/07	65.56	12,380	14,947,600	973,601,089.00
may/07	68.01	10,572	9,494,200	649,867,812.00
jun/07 (up to june 14)	74.83	6,173	4,325,700	322,523,940.00

*	Prices adjusted by profits’ distributions. Source: Economatica

8.6.  Additional Information on the company shares. Each common share of Tele Norte Leste confers on its holder the right to one vote in the company’s resolutions. The company preferred shares are assured: (i) the right to receive minimum non-cumulative dividends of (a) 6% per year, over the amount resulting from dividing the subscribed capital by the total number of shares of the Company, or (b) 3% of the equity value of the share, whichever is higher between (a) and (b), as well as (ii) priority in the capital reimbursement, without premium, in the event of the company’s liquidation as regards the common shares.

9.	Information on the Offeror

9.1  Principal place of business, jurisdiction and corporate purpose. The principal place of business of the Offeror is located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 300, 11th floor (part), Botafogo. The corporate purpose of the Offeror is the direct or indirect participation in the corporate capital of Tele Norte Leste Participações S.A., the rendering of managerial and administrative services to companies under its control, and the participation in the capital of other companies, either in Brazil or abroad.

9.2  Stock capital. The stock capital of the Offeror, fully subscribed for and paid in, as of April 30, 2007, was R$2,113,074,108.40, divided into 3,432,901,120 common shares, all registered and without par value.

9.3 Composition of shareholders. The composition of shareholders of the Offeror as of April 30, 2007, was the following:

	Common Shares
Shareholders	No. of shares	%

BNDES Participações S.A. — BNDESPAR	858,225,280	25.00
Fiago Participações S.A.	683,147,324	19.90
AG Telecom Participações S.A.	352,730,590	10.27
Asseca Participações S.A.	352,730,590	10.27
L.F. Tel S.A.	352,730,590	10.27
Lexpart Participações S.A.	352,730,590	10.27
Alutrens Participações S.A.	343,290,112	10.00
Fundação Atlântico de Seguridade Social	137,316,044	4.00

Total	3,432,901,120	100.00

10.	Supervening Obligations

10.1  Obligation to supplement the Purchase Prices in the occurrence of certain events. The Offeror agrees to pay to the shareholders that accept the Offers the amount corresponding to the difference, if any, between (a) the Purchase Prices for the PN Shares and the PNA Shares, updated by the monthly Reference Rate — TR, pro rata temporis, as from April 10th, 2007 (date of the material fact announcing to the market the general conditions of the Offers under this Notice) up to the date of the financial settlement of the Auctions, adjusted according to the changes in the numbers of shares arising from bonus shares, splitting, reverse splitting, and any conversions carried out, and (b) the price per share that would be owed, or that may be owed, in the event of occurrence, within a period of one year as from the Auction Date, of (i) a fact that imposes or may impose the execution of a mandatory tender offer for the purchase of shares, pursuant to CVM Instruction 361/02, or (ii) a corporate event that allows for the exercise of the right to withdraw on the part of the shareholders of the Companies that disagree with the resolution that approved such event.

10.2  Additional obligation. Upon expiration of the term of the Offers and if the Offeror acquires more than 2/3 of the outstanding PN Shares and/or the PNA Shares, in a number determined according to article 37 of CVM Instruction 361/02, the Offeror shall be required to buy all of the remaining PN Shares and/or the PNA Shares owned by the shareholders wishing to sell them, for a period of 3 months as from the Auction Date, for the same Purchase Price of the PN Shares and the PNA Shares under the Offers, which shall be updated by the variation in the monthly Reference Rate — TR, pro rata temporis, as from the date of the financial settlement of the Auctions up to the date of actual payment, which is expected to occur within 15 days after the option is exercised by the interested shareholder.

11.	Further Information

11.1  Share Conversion. The Board of Directors of Telemar Norte Leste will meet to resolve on the re-opening of the term to convert class “B” preferred shares (“PNB Shares”) of the company into PNA Shares, pursuant to Article 45 of the company’s bylaws and the approval given by the Extraordinary General Meeting of Telemar Norte Leste held on September 21st, 2001, as to allow the holders of PNB Shares also to participate in the Telemar Norte Leste Auction.

11.1.1.  Shareholders may convert their PNB Shares within the period starting from the first business day after the date of approval by the Board of Directors of Telemar Norte Leste, to be announced in due course, up to the 5th business day immediately preceding the Auction Date. The general conditions to the conversion will be announced at the time of the approval mentioned above.

11.2.  Condition Revoked. The Board of Directors of the Offeror, in a meeting held on June 19, 2007, decided to revoke the condition to the Offers contained in the statement of material fact published on April 10th, 2007, according to which the Offer to purchase PNA Shares of Telemar Norte Leste would be conditioned upon the successful Offer to purchase PN Shares of Tele Norte Leste.

11.3.  Updating of the publicly traded company’s registration. The Companies hereby represent that their respective registrations as publicly traded companies have been duly updated pursuant to article 21 of the Brazilian Corporation Law (6.404/76).

11.4.  No undisclosed material facts or circumstances. Both the Intermediary Institution and the Offeror represent that they are not aware of the existence of any material facts or circumstances that have not been disclosed to the public at large, and which may have a material effect on the results of the Companies or the quotations and market prices for the shares of the Companies.

11.5.  Definition of business day. For the purposes of this Notice, the term “business day” means any day, except for Saturdays and Sundays, in which the commercial banks are open for business (including exchange transactions and foreign currency deposits) in the Cities of Rio de Janeiro and São Paulo.

11.6.  Access to the Valuation Report, the Notice and the shareholders’ list. The Valuation Report, this Notice and the list of shareholders of the Companies are at the disposal of any interested person (the latter document only being available upon submission of an identification document and receipt signed by the interested party) at the addresses mentioned below. Alternatively, the Valuation Report and this Notice may be accessed through the following websites:

TELEMAR PARTIPAÇÕES S.A.
Praia de Botafogo, no 300, 11o andar (parte), Botafogo, Rio de Janeiro, RJ
www.telemar.com.br/ri

TELE NORTE LESTE PARTIPAÇÕES S.A.
Rua Humberto de Campos, 425, Leblon, Rio de Janeiro, RJ
www.telemar.com.br/ri

TELEMAR NORTE LESTE PARTIPAÇÕES S.A.
Rua General Polidoro, 99, Botafogo, Rio de Janeiro, RJ
www.telemar.com.br/ri

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Cincinato Braga, no 340, 2o andar, Centro, São Paulo, SP.
Rua Sete de Setembro, no 111, 2o andar — “Centro de Consultas” — Rio de Janeiro, RJ
www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO — BOVESPA
Rua XV de Novembro, 275, São Paulo, SP
www.bovespa.com.br

UBS Pactual Corretóra de Títulos e Valores Mobiliários S.A.
Avenida Brigadeiro Faria Lima, 3729, 9o andar, São Paulo, SP
www.ubs.com/ubspactual

11.7.  Foreign Documents. The foreign documents related to the Offers filed with CVM or SEC, as the case may be, may be consulted free of charge on the website of SEC, www.sec.gov.

11.7.1  Shareholders of the Companies must read carefully this Notice and other relevant documents concerning the Offers, published by the Offeror or filed with CVM or SEC, including the Offer instrument called Schedule TO (in this case, with the possibility of reading the Portuguese translation, filed at CVM) because these documents contain important information.

11.8.  BOVESPA Authorization. On June 19, 2007, BOVESPA authorized the execution of the Auctions in its trading system.